1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

November 17, 2022

VIA EDGAR

Ms. Deborah L. O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,586

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,586 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares International Equity Factor ETF (“INTF”), iShares Self-Driving EV and Tech ETF, (“IDRV”), and iShares U.S. Equity Factor ETF (“LRGF”) (each, a “Fund”). Each Fund is a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on November 2, 2022. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the applicable Fund’s prospectus unless otherwise defined in this letter.

Please note that comments 1 and 2 apply to all Funds:

Comment 1:	Please include the Fund’s completed fee table, cost example, and performance presentation with the comment response letter filed at least one week prior to the effectiveness date of the registration statement.

Response:	The requested information has been provided.

Securities and Exchange Commission

November 17, 2022

Comment 2:	Please reorder the principal risks in order of importance for the top 2-3 risks rather than listing all of the risks alphabetically.

Response:	The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks,” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.” The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

Comment 3:	For the iShares Self-Driving EV and Tech ETF, please confirm whether the amount of “Other Expenses” in the Annual Fund Operating Expenses table is less than 0.005%.

Response:	The Trust confirms that the amount of Other Expenses for the fund is less than 0.005%.

Comment 4:	For the iShares Self-Driving EV and Tech ETF, the Principal Investment Strategies states that companies included in the Underlying Index include “companies that generate 50% or more of their revenue from electric vehicle battery manufacturing or companies that generate 50% or more of their revenue from heavy-duty and high-end battery manufacturing or traditional vehicle batteries and have products in electric vehicle batteries.” Please address whether a company’s revenue generated from “products in electric vehicle batteries,” contributes toward the 50% revenue threshold necessary to be included in the Underlying Index.

Response:	A company’s revenue generated from products in electric vehicle batteries does not contribute to the separate requirement that the company also generate 50% or more of its revenue from heavy-duty and high-end battery manufacturing or traditional vehicle batteries.

Comment 5:	For the iShares Self-Driving EV and Tech ETF, the Principal Investment Strategies states that companies included in the Underlying Index include “companies that in aggregate generate 50% or more of their revenue from 8 selected automotive value chain industries and are a supplier to at least one autonomous or electric vehicle manufacturing company (“autonomous and electric driving technology companies”).” Please address whether a company’s revenue generated from supplying an autonomous or electric vehicle manufacturing company contributes toward the 50% revenue threshold necessary to be included in the Underlying Index.

Response:	A company’s revenue generated from supplying an autonomous or electric vehicle manufacturing company does not contribute to the separate requirement that the company also generate 50% or more of its revenue from 8 selected automotive value chain industries.

Securities and Exchange Commission

November 17, 2022

Comment 6:	For the iShares Self-Driving EV and Tech ETF, please disclose the number of index components as of a recent date in the Principal Investment Strategies.

Response:	The Trust has added a sentence in the Principal Investment Strategies section of the prospectus noting the number of index components as of November 1, 2022.

Comment 7:	For the iShares Self-Driving EV and Tech ETF, please consider whether “Semiconductor Industry Risk” is needed for this Fund.

Response:	The Trust confirms that “Semiconductor Industry Risk” is not a principal risk for this Fund.

*        *        *         *

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Marisa Rolland

Jennifer Kerslake

Michael Gung

George Rafal

Luis Mora

Toree Phuong Ho

Alexis Hassell